Exhibit 99.1

Valens Semiconductor Appoints Dean Martin to Lead the Automotive Business Unit

Industry veteran brings deep OEM relationships and proven commercial leadership to drive the next phase of Valens’ automotive growth

HOD HASHARON, Israel, July 30, 2026 -- Valens Semiconductor (NYSE: VLN), a leading provider of high-performance connectivity chipsets, today announced the appointment of Dean Martin as SVP, Head of the Automotive Business Unit, effective September 1, 2026. Dean will succeed Adar Segal, who is stepping down from the role. Dean joins at a time of growing automotive momentum and will help drive commercialization and customer expansion.

“I’m thrilled to welcome Dean to Valens as Head of the Automotive Business Unit,” said Yoram Salinger, Chief Executive Officer of Valens Semiconductor. “Dean is a veteran in the Automotive industry with a track record of turning innovative technologies into significant commercial successes. He has extensive experience in securing major design wins with leading global automakers and building the customer relationships needed to support long-term growth. I’m confident that he is the right person to execute on our existing design wins and further promote Valens chipsets across the global automotive market.”

“I would like to take this opportunity to thank Adar Segal for his significant contribution to Valens over recent years and wish him every success in his future endeavors,” concluded Salinger.

Martin is a senior global sales leader with more than 25 years of experience scaling technology companies across automotive, connected vehicle platforms, IoT and software services. He has held senior commercial roles at Harman Automotive, Red Bend Software, Agilent Technologies and Hewlett-Packard. He has secured breakthrough awards with global OEMs and built long-standing relationships with leading customers and partners across the industry.

“I am excited to join Valens and lead the company’s Automotive Business Unit at such an important stage in the company’s development,” said Martin. “Valens has exceptional technology and a recognized brand within the automotive industry. With the significant momentum following the company’s recent automotive achievements, now is the time to leverage that strong foundation into broader commercial adoption. I look forward to working with the team to unlock the full potential of Valens’ automotive technology and integrate our chipsets into vehicles around the world.”

About Valens Semiconductor

Valens Semiconductor (NYSE: VLN) is a leading provider of high-performance connectivity chipsets that enable reliable, long-reach data transmission across the world’s most demanding applications. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, Advanced Driver Assistance Systems and Software Defined Vehicles. Valens is a pioneer in connectivity technologies and a key contributor to leading industry standards, including HDBaseT® and MIPI A-PHY. For more information, visit www.valens.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers or suppliers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; risks related to our use of AI technologies; our ability to successfully integrate or otherwise achieve anticipated benefits from acquired businesses; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; further deterioration of macroeconomic conditions due to ongoing global political and economic uncertainty; political, economic, governmental and tax consequences, as well as geopolitical tensions, associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on February 25, 2026 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. Except as required by law, we undertake no obligations to make any revisions to the forward-looking statements contained in this press release or to update them to reflect events or circumstances occurring after the date of this press release, whether as a result of new information, future developments or otherwise.

Press Contacts:

Yoni Dayan: Yoni.dayan@valens.com

Investor Contacts:

Michal Ben Ari: Investors@valens.com

SOURCE Valens Semiconductor